January 25, 2012

VIA EDGAR (Correspondence Filing)

Richard Pforte

Branch Chief

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

The Multi-Strategy Growth & Income Fund (the "Fund")

File Numbers: 333-174909, 811-22572

Dear Mr. Pforte and Ms. Browning:

On behalf of The Multi-Strategy Growth & Income Fund (the "Fund" or "Registrant"), this letter responds to the oral comments that Mr. Pforte provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") on January 9, 2012, with respect to the amended registration statement of the Fund on Form N-2 (the "Registration Statement").  The Fund anticipates submitting an additional amended registration statement on Form N-2/A during January 2012.  We have attached a marked version of affected sections of Form N-2 that reflects edits made in response to Mr. Pforte's comments.

Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Universal

1.

Please revise references to the liquidity of shares of the Fund throughout to make clear they are illiquid.

Response:

The Fund has revised references to the liquidity of shares of the Fund throughout to make clear they are illiquid.

2.

Please revise concentration-related disclosures throughout to assure consistent reference to "net" assets of the Fund.

Response:

  The Fund has revised references to concentration throughout to assure consistent reference to "net" assets of the Fund.

Summary

3.

Under Investment Objectives and Policies, please amend disclosure to (i) make clear the Fund does not invest in hedge funds, (ii) that returns include capital appreciation and (iii) enumerate types of debt securities.

Response:

The Fund has amended Investment Objectives and Policies to (i) make clear the Fund does not invest in hedge funds, (ii) that returns include capital appreciation and (iii) enumerate types of debt securities.

4.

Under the definition of Alternative Investment Funds, please amend disclosures to include greater detail regarding the nature of real-estate related funds and their securities such as whether they are exchange-traded.  Also, please disclose that business development companies are a type of investment company registered with the SEC and clarify that their investments are primarily in debt instruments and that they may pay their managers a performance-based fee.

Response:

The Fund has amended the disclosures under Alternative Investment Funds to include greater detail regarding the nature of real-estate related funds and their securities such as whether they are exchange-traded.  Also, Fund has amended the disclosures under Alternative Investment Funds to disclose that business development companies are a type of investment company registered with the SEC, that their investments are primarily in debt instruments and that they may pay their managers a performance-based fee.

5.

Under section entitled Common Stocks, please amended the disclosures to make clear that the sub-adviser is paid only on the Fund assets it manages.

Response:

The Fund has amended the disclosures under Common Stocks, to make clear that the sub-adviser is paid only on the Fund assets it manages.

6.

Under section entitled Debt Securities, please change "include" to "are" and amended the disclosures to make clear the techniques the Adviser uses to assess credit quality and state any limits on the percentage of Fund assets that may be invested in debt securities.

Response:

The disclosures have been amended to change "include" to "are" and to make clear the techniques the Adviser uses to assess credit quality and state any limited on the percentage of Fund assets that may be invested in debt securities.

7.

In the Fund Expenses table, please precede shares with "common" and include a line item for interest expense.  Also amend the acquired fund fees and expenses footnote to state that REIT and real estate fund expenses are not included.  Also, if the affect of the expense limitation agreement is not included in the fee table, delete the related footnote.

Response:

The disclosures have been amended as requested.

General

8.

Under the section entitled Portfolio Investments – Select Additional Information, please clarify the return of capital disclosure with respect to distribution received from a REIT or delete the last sentence of the first paragraph.  Additionally, please include a description of how the adviser selects types of REIT securities and issuers.

Response:

The Fund has deleted the last sentence of the first paragraph under the section entitled Portfolio Investments – Select Additional Information to clarify the return of capital disclosure with respect to distribution received from a REIT.  Also, the Fund believes that the section of the prospectus entitled Investment Strategy and Criteria Used in Selecting Investments, describes the methods by which the Adviser selects REITs.

9.

Please amend the Alternative Investment Fund and REIT risk disclosures to state that the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk.

Response:

The Fund has amended the Alternative Investment Fund and REIT risk disclosures to state that the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk.

10.

Please amend the risk factors disclosure with respect to Alternative Investment Funds to include the limits imposed by Section 12 of the Investment Company Act of 1940, as amended.

Response:

The Fund has amended the Alternative Investment Fund risk disclosures to include the limits imposed by Section 12 of the Investment Company Act of 1940, as amended and included related disclosures under the section entitled Underlying Funds.

11.

Please amend the risk factors disclosure with respect to Structured Notes to specify that structured note issuers may be banks, brokers or SPVs and disclose issuer type-related risks.

Response:

The Fund has amended the risk factors disclosure with respect to Structured Notes to specify that structured note issuers may be banks, brokers or SPVs and to disclose issuer type-related risks.

12.

Under the section entitled Plan of Distribution, please amend the disclosure to include a statement to the effect that the Adviser's resources include the Adviser's own legitimate profits from advising the Fund.

Response:

The Fund has added disclosure under the section entitled Plan of Distribution to include a statement to the effect that the Adviser's resources include the Adviser's own legitimate profits from advising the Fund.

Statement of Additional Information

13.

In the seventh fundamental investment policy, please disclose the amount, expressed as a percentage of total assets, that the Fund may use to enter into repurchase agreements and loans of portfolio securities.

Response:

The Fund has no present intention to enter into repurchase agreements or lend portfolio securities and therefore cannot provide an estimate with respect to either.  However, the Fund has amended the securities lending disclosure to include the one-third of total assets limit consistent with the SEC staff interpretation that securities lending is subject to the limits of Section 18(f) of the Investment Company Act of 1940, as amended.  In general, if the Fund conducts repurchase or lending activities, it will do so in a manner consistent with or permitted by the Investment Company Act of 1940, as amended, the rules and regulations promulgated thereunder or interpretations of the Securities and Exchange Commission or its staff.

14.

Under the section entitled Adviser, please amend the disclosure to include a statement to the effect that the Board of Trustees has reviewed the Adviser's financial condition and is satisfied that the Adviser has the resources to meet its obligations to the Fund.

Response:

The Fund has added disclosure stating that the Board of Trustees has reviewed the Adviser's financial condition and is satisfied that the Adviser has the resources to meet its obligations to the Fund.

* * *

The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

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